SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                           Glenayre Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    377899109
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 April 23, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 377899109                                           Page 2 of 11 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                              I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    4,415,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,415,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,415,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 377899109                                           Page 3 of 11 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    4,415,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,415,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,415,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb", and together with the Management Company, the "Reporting Persons"). This Schedule 13D relates to the Common Stock, par value $0.02 per share, of Glenayre Technologies, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. The Management Company is the investment manager or advisor to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Management Company and Mr. Loeb may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 1.   Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock of the Company and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 825 8th Avenue, 23rd Floor, New York, New York 10019.

Item 2.   Identity and Background.

     (a) This statement is filed by the Reporting Persons. Daniel S. Loeb is the chief executive officer of the Management Company and controls the Management Company's business activities. The Management Company is organized as a limited liability company under the laws of the State of Delaware.

     (b) The address of the principal business and principal office of the Management Company and Mr. Loeb is 390 Park Avenue, 18th floor, New York, New York 10022.

     (c) The principal business of the Management Company is to serve as investment manager or advisor to the Funds, and to control the investing and trading in securities of the Funds. The principal business of Mr. Loeb is to act as the chief executive officer of the Management Company.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Loeb is a United States citizen.

Item 3.   Source and Amount of Funds or Other
          Consideration.

          The Funds expended an aggregate of approximately $10,364,744 of their own investment capital to acquire the 4,415,000 shares of Common Stock held by them. The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. and Goldman, Sachs & Co., which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.   Purpose of Transaction.

          The Reporting Persons believe that the Common Stock is materially undervalued and are concerned that this undervaluation will persist if the Company remains an independent public company under current management. A meeting on April 11, 2007 between a representative of the Management Company, on the one hand, and James Caparro, President and CEO of the Company, and Matthew Behrent, Chief Acquisition Officer of the Company, on the other hand, further heightened these concerns. As a result, the Reporting Persons believe that the best outcome for the Company's shareholders would be for management and the Company's board of directors (the "Board") to immediately abandon their strategy to build the Company through acquisitions and a "digital business plan" and to promptly commence an auction to sell the Company. The Reporting Persons believe that a sale of the Company would be advantageous to the Company's shareholders because, among other things, strategic or private equity buyers could materially reduce the enormous and wasteful SG&A spending at the Company and take full and immediate advantage of the Company's valuable $355 million of combined U.S. and foreign net operating losses ("NOLs"), which begin to expire this year.

          After giving value to the Company's NOLs and adding back to earnings what the Reporting Persons view as unnecessary and extravagant management compensation (which could be almost completely eliminated by a buyer of the Company), as well as the costs of compliance with the Sarbanes-Oxley Act of 2002 and other audit related costs, the Reporting Persons calculate that the Company currently trades at less than 2X adjusted EBITDA, making it a logical buyout target for strategic or private equity firms at a considerably higher valuation.

The Reporting Persons also believe that given the Common Stock's current valuation, as well as the apparent inability of the Company to cut SG&A spending or adequately utilize its NOLs as an ongoing entity, acquisitions or expansion strategies would be destructive of shareholder value, especially on a risk-adjusted basis. Accordingly, the Reporting Persons believe that by far the best outcome for shareholders, and the only logical decision for management and the Board, would be for the Company to immediately hire financial advisors to conduct a sale.

          The Reporting Persons' other concerns regarding the Company include:

     1) Management compensation at the Company is substantially above scale for a company of its size, yet the Board continues to institute raises for management members. The Reporting believe that this largesse is undeserved because they believe that (a) the Company, at least at the corporate level, essentially runs itself, and (b) management has accomplished little of strategic significance since coming into office.

     2) The Board received total compensation of in excess of $750,000 in 2006, which the Reporting Persons believe is absolutely outrageous for a company of this size.

     3) The Reporting Persons believe that management is currently incentivized through compensation practices to "do deals" rather than to create shareholder value and, as a result, is focused more on finding ways to acquire assets rather than doing what is best for shareholders. Certain members of management are contractually entitled to awards of stock options upon completion of certain acquisitions. Our fears were significantly enhanced by our April 11 meeting with Messrs. Caparro and Behrent, in which it became clear that the Company is more focused on a big-picture strategic vision than what is economically best for the owners of the Company.

     4) Mr. Caparro holds "profits interests" issued by Entertainment Distribution Company, LLC ("EDC"), a subsidiary of the Company, through which he is entitled to receive a portion of profit distributions made by EDC and which are designed to function like options. The Board has stated that it is considering whether to exchange such EDC profits interests for equity of the Company, and the Reporting Persons are concerned that Mr. Caparro will unduly benefit from an exchange of these "options" into Company "equity" while the Common Stock valuation is temporarily depressed.

          The Reporting Persons are hopeful that these issues will all soon be moot, as management and the Board will do what the Reporting Persons believe is clearly best for shareholders and put the Company up for sale. Should management and the Board attempt a different, value-destructive course, the Reporting Persons will explore all legal and other options to stop their actions
- including removing them from office.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date of this Schedule 13D, the Management Company beneficially owns 4,415,000 shares of Common Stock (the "Shares"). The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. The Shares represent 6.3% of the 69,548,782 shares of Common Stock outstanding as of March 28, 2007, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares. None of the individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 4,415,000 shares of Common Stock beneficially owned by the Funds.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in Common Stock during the past 60 days.

     All of the transactions set forth on Schedule A were effected in open market transactions in the NASDAQ Global Market. Except as set forth on Schedule A, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement and any amendment or amendments hereto.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

99.1 Joint Filing Agreement, dated as of May 3, 2007, by and between the Reporting Persons.

99.2 Power of Attorney granted by Mr. Daniel S. Loeb in favor of James Kelly, Justin Nadler, Zachary Snow and Keith Waller, dated December 1, 2006.




                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 3, 2007





                                                  THIRD POINT LLC

                                                  By:  Daniel S. Loeb,
                                                       Chief Executive Officer


                                                  By: /s/ Justin Nadler
                                                      --------------------------
                                                      Name:   Justin Nadler
                                                      Title:  Attorney-in-Fact







                                                  DANIEL S. LOEB


                                                  By: /s/ Justin Nadler
                                                      --------------------------
                                                      Name:   Justin Nadler
                                                      Title:  Attorney-in-Fact
















                 [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                          GLENAYRE TECHNOLOGIES, INC.]

                                   Schedule A


                   (Transactions by the Funds in Common Stock
                            during the past 60 days)


     Date          Transaction          Shares           Price Per Share($)

-------------- ------------------ ----------------- ----------------------------
    3/7/07             BUY              28,300                2.46
-------------- ------------------ ----------------- ----------------------------
    3/9/07             BUY              50,000                2.38
-------------- ------------------ ----------------- ----------------------------
    3/12/07            BUY              50,000                2.33
-------------- ------------------ ----------------- ----------------------------
    3/13/07            BUY              95,000                2.33
-------------- ------------------ ----------------- ----------------------------
    3/14/07            BUY              50,000                2.30
-------------- ------------------ ----------------- ----------------------------
    3/14/07            BUY              45,000                2.34
-------------- ------------------ ----------------- ----------------------------
    3/15/07            BUY              80,000                2.31
-------------- ------------------ ----------------- ----------------------------
    3/16/07            BUY              35,000                2.35
-------------- ------------------ ----------------- ----------------------------
    3/21/07            BUY             150,000                2.30
-------------- ------------------ ----------------- ----------------------------
    3/21/07            BUY              50,000                2.30
-------------- ------------------ ----------------- ----------------------------
    3/22/07            BUY              50,000                2.30
-------------- ------------------ ----------------- ----------------------------
    3/22/07            BUY             200,000                2.30
-------------- ------------------ ----------------- ----------------------------
    3/23/07            BUY              27,000                2.20
-------------- ------------------ ----------------- ----------------------------
    3/27/07            BUY              30,000                2.20
-------------- ------------------ ----------------- ----------------------------
    3/29/07            BUY              38,000                2.20
-------------- ------------------ ----------------- ----------------------------
    3/30/07            BUY              75,000                2.17
-------------- ------------------ ----------------- ----------------------------
    4/2/07             BUY              75,000                2.14
-------------- ------------------ ----------------- ----------------------------
    4/20/07            BUY              20,000                1.94
-------------- ------------------ ----------------- ----------------------------
    4/23/07            BUY              20,000                2.00
-------------- ------------------ ----------------- ----------------------------
    4/23/07            BUY             240,000                2.01
-------------- ------------------ ----------------- ----------------------------

-------------- ------------------ ----------------- ----------------------------
    4/24/07            BUY              70,000                2.05
-------------- ------------------ ----------------- ----------------------------
    4/24/07            BUY              15,000                2.04
-------------- ------------------ ----------------- ----------------------------
    4/25/07            BUY              70,000                2.09
-------------- ------------------ ----------------- ----------------------------
    4/26/07            BUY              12,500                2.07
-------------- ------------------ ----------------- ----------------------------
    4/30/07            BUY             117,500                2.09
-------------- ------------------ ----------------- ----------------------------
    4/30/07            BUY              10,000                2.12
-------------- ------------------ ----------------- ----------------------------
    5/1/07             BUY              75,000                2.11
-------------- ------------------ ----------------- ----------------------------
    5/1/07             BUY              40,000                2.13
-------------- ------------------ ----------------- ----------------------------
    5/2/07             BUY               5,000                2.23
-------------- ------------------ ----------------- ----------------------------
    5/2/07             BUY             320,000                2.19
-------------- ------------------ ----------------- ----------------------------